SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 50)

TRANSCONTINENTAL REALTY INVESTORS, INC.

(Name of Issuer)

Common Stock, per value $0.01 par value

(Title of Class of Securities)

893617-20-9

(CUSIP Number)

Louis J. Corna
1603 LBJ Freeway, Suite 800
Dallas, Texas 75234
(469) 522-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

June 15, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box  [  ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893617-20-9

1		name of reporting person Transcontinental Realty Acquistion Corporation
2	check the appropriate box if a member of a group*	(A) (B)
3		sec use only
4		source of funds (See Insturctions) WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Nevada
number of shares beneficially owned by each reporting person with	7	sole voting power 1,383,226
	8	shared voting power -0-
	9	sole dispositive power 1,383,226
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 1,383,226
12		check box if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13		percent of class represented by amount in row (11) 16.44%
14		type of reporting person* CO

CUSIP No. 893617-20-9

1		name of reporting person American Realty Investors, Inc.
2	check the appropriate box if a member of a group*	(A) (B)
3		sec use only
4		source of funds (See Insturctions) WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Nevada
number of shares beneficially owned by each reporting person with	7	sole voting power -0-
	8	shared voting power -0-
	9	sole dispositive power -0-
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 7,127,420
12		check box if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13		percent of class represented by amount in row (11) 84.71%
14		type of reporting person* CO

CUSIP No. 893617-20-9

1		name of reporting person EQK Holdings, Inc.
2	check the appropriate box if a member of a group*	(A) (B)
3		sec use only
4		source of funds (See Insturctions) WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization Nevada
number of shares beneficially owned by each reporting person with	7	sole voting power 5,744,194
	8	shared voting power -0-
	9	sole dispositive power 5,744,194
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 5,744,194
12		check box if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13		percent of class represented by amount in row (11) 68.27%
14		type of reporting person* CO

Item 1.  Security and Issuer

This Amendment No. 50 to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the “Shares”) of TRANSCONTINENTAL REALTY INVESTORS, INC., a Nevada corporation (“TCI” or the “Issuer”) and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 49 (the “Amended Statement”) filed by and on behalf of the “Reporting Persons” described below and others who are no longer “Reporting Persons.”  The principal executive offices of TCI are located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234.  The CUSIP number of the Shares is 893617-20-9.

This Amendment No. 50 to Schedule 13D is being filed to reflect the acquisition of 170,000 Shares by one of the Reporting Persons.  See Item 5(c) below.

Item 2.  Identity and Background

Item 2 of the Amended Statement is hereby further amended as follows:

This Amendment is being filed on behalf of American Realty Investors, Inc. a Nevada corporation (“ARL”) and its wholly-owned subsidiaries EQK Holdings, Inc., a Nevada corporation ("EQK") and Transcontinental Realty Acquisition Corporation, a Nevada corporation (“TRAC”).  ARL’s Common Stock is publicly held and listed and traded on the New York Stock Exchange (“NYSE”).  All of ARL, EQK and TRAC are collectively referred to as the “Reporting Persons” and each have their principal executive offices located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234.  The Reporting Persons (consisting of ARL, EQK and TRAC) may be deemed to constitute a “person” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because EQK and TRAC are each wholly-owned subsidiaries of ARL.

Item 3.  Source and Amount of Funds or Other Consideration

On June 15, 2012, pursuant to a Securities Transfer Agreement, TRAC acquired from another entity as a single block 170,000 Shares (approximately 2% of the then outstanding) at a price of $2.68 per Share, a total price of $455,600 which TRAC paid in cash.  The funds used by TRAC came from its working capital.

Item 4.  Purpose of Transaction

TRAC acquired the Shares described in Item 5 below as an investment.  None of the Reporting Persons have any present plans or proposals which would result in the Reporting Persons seeking to acquire the entire equity interest in the Issuer.  Except as set forth in this Amendment, none of the Reporting Persons have any present plans or proposals which relate to or would result in:

(a)
The acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer, except that any of the Reporting Persons may, if the appropriate opportunity exist, acquire additional securities of the Issuer or dispose of any portion of any or all of the securities of the Issuer held by the Reporting Persons; or

(b)	An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; or

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; or

(e)	Any material change in the present capitalization or dividend policy of the Issuer; or

(f)
Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-and investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; or

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any actions similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby further amended as follows:

(a)           According to the latest information available from the Issuer, as of April 3, 2012, the total number of issued and outstanding Shares was 8,412,669 Shares.  As of June 15, 2012, after giving effect to the transaction described in Item 5(c) below, the following Shares were owned directly and beneficially by the Reporting Persons as set forth below:

Name	No. of Shares Owned Beneficially	Approximate % Class
ARL*_	7,127,420	84.71%
EQK*	5,744,194	68.27%
TRAC_	1,383,226	16.44%
Totals	7,127,420	84.71%

_______________________

* EQK is a wholly-owned subsidiary of ARL.  ARL does not hold direct ownership of any Shares.
_ TRAC is a wholly-owned subsidiary of ARL.  ARL does not hold direct ownership of any Shares.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), each of the directors of ARL, EQK and TRAC may be deemed to beneficially own the number of Shares owned by each of such entities.  Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

Name of Director	Director of Entity	No. of Shares Beneficially Owned	% of Class
Henry A. Butler	ARL	7,127,420*_	84.71%
Sharon Hunt	ARL	7,127,420*_	84.71%
Robert A. Jakuszewski	ARL	7,127,420*_	84.71%
Ted R. Munselle	ARL	7,127,420*_	84.71%
Gene S. Bertcher	TRAC	1,383,226_	16.44%
Daniel J. Moos	EQK and TRAC	7,127,420*_	84.71%

Total Units beneficially owned by Reporting Persons and individuals listed above:		7,127,420	84.71%

(b)           The sole director of EQK has voting and dispositive power over the 5,744,194 Shares held by EQK.  Each of the directors of TRAC share voting and dispositive power over the 1,383,226res held by TRAC.

(c)           During the 60 calendar days ended June 15, 2012, the Reporting Persons and their executive officers and directors, as the case may be, did not engage in any transaction in the Shares or any other equity interest derivative thereof, except on June 15, 2012, TRAC acquired from another entity (Arcadian Energy, Inc.) as a single block 170,000 Shares of Common Stock of TRAC at a price of $2.68 per Share.

Item 6.  Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

Item 6 of the Amended Statement is hereby further amended to read as follows:

TRAC made accommodation pledges for loans to others to Bank Midwest (755,000 Shares), American Bank of Commerce (58,226 Shares) and Merdahd St. (400,000 Shares).

EQK made accommodation pledges for loans to others to Consolidated National Corporation (490,812 Shares), Bank Midwest (418,207 Shares), American Bank of Commerce (265,171 Shares), Merdahd St. (100,000 Shares), Park Cities Bank (75,000 Shares), Shinahan (1,627,363 Shares), Beal Bank (150,000 Shares), Shillington (161,959 Shares), Lakin (71,079 Shares) and First NBC Bank (640,000 Shares).

The remaining Shares owned directly by EQK may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to accounts of EQK.  Such arrangements are standard arrangements involving margin securities of up to a specified percentage of market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities.  Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any give time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements may vary with applicable costs and account balances.

Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed As Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 50 to Statement on Schedule 13D is true, complete and correct.

Dated: June 18, 2012

AMERICAN REALTY INVESTORS, INC.

By: /s/ Louis J. Corna
Louis J. Corna, Executive Vice President
and Secretary

EQK HOLDINGS, INC.

By: /s/ Daniel J. Moos
Daniel J. Moos, President, Treasurer and
Secretary

TRANSCONTINENTAL REALTY ACQUISITION CORPORATION

By: /s/ Gene S. Bertcher
Gene S. Bertcher, Vice President and
Treasurer